UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 6, 2009

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 30, 2009.

Luxottica Group Announces

Audio Webcast of 1Q 2009 Results

Milan, Italy — April 30, 2009 - Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), the global leader in the eyewear sector, today announced that its first quarter of 2009 results investor conference call will be available via audio webcast on Thursday, May 7, 2009, at 12:30 PM US ET (5:30 PM GMT, 6:30 PM CET).

The audio webcast will be available to the financial community and the media from Luxottica Group’s corporate website at www.luxottica.com/english/investor_relations/webcast.html.

Please note that a slide presentation will be available for download from Luxottica Group’s investor relations corporate website at www.luxottica.com/english/investor_relations/presentation.html shortly before the start of the audio webcast.

Luxottica Group will report first quarter of 2009 results on May 7, 2009, prior to the beginning of the investor conference call.

Certain financial and statistical information included in the webcast, as well as information required by Regulation G, will be available at the time of the webcast in the notes to the relative sales release available from Luxottica Group’s website at www.luxottica.com, press releases section.

The Company also announced that its 2008 annual report is now available for download or viewing on its website in the investor relations annual report section.

New segment reporting methodology adopted

Beginning in the first quarter of 2009, the Company will report its segments using a revised methodology more fully described on its website at www.luxottica.com, financial data section.  Also included, for informational and comparative purposes, is 2008 segmental information reclassified to conform to the Group’s new 2009 segment reporting methodology.

Luxottica Group S.p.A. media and investor relations contacts

Ivan Dompé Group Corporate Communications Director Tel.: +39 (02) 8633 4726 Email: ivan.dompe@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Luca Biondolillo Group Director of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: May 6, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER